Mail Stop 0305

February 18, 2005

Via Facsimile and U.S. Mail (410) 332-1598

Philip J. Dubato
Vice President, Chief Financial Officer
Target Logistics, Inc.
500 Harborview Drive
Third Floor
Baltimore, Maryland 21230

> **RE:** **Target Logistics, Inc.**
> **File No. 0-29754**
> **Form 10-K for the fiscal year ended June 30, 2004**

Dear Mr. Dubato:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Please expand or revise your disclosure as requested. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-K for the fiscal year ended June 30, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9
Results of Operations, Years Ended June 30, 2004 and 2003

1. We note that your increase in revenue was offset by the elimination of your Target subsidiary's consumer direct logistics operations at the end of the last

fiscal year. Please tell us the nature of these operations and tell us what consideration was given to treating these operations as discontinued operations in accordance with SFAS No. 144.

Report of Registered Independent Public Accounting Firm, page F-1

2. Please provide an audit report for the consolidated financial statements for the year ended June 30, 2002.

Consolidated Statements of Operations, page F-3

3. Please disclose the nature of the amounts included in the financial statement expense line items SG&A – Target subsidiary and SG&A – Target subsidiary (exclusive of forwarder commissions), including your policy for classification in one line item versus the other. Also, disclose your accounting policy for forwarder commissions. Provide your intended disclosure.

Recent Accounting Pronouncements, page F-10

4. We note that you believe the adoption of FIN 46-R did not have a material effect on your financial statements. Please disclose whether you have ownership in any variable interest entities in which you are not the primary beneficiary, and if so, provide the disclosure required by paragraph 24 of FIN 46-R.

Note 7:Debt, page F-14

5. Please include amounts outstanding under the GMAC credit line in the contractual obligations and commitments table.

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose

the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-942-1785 or the undersigned at 202-942-1907 with any questions.

Sincerely,

Michael Fay
Branch Chief